JACKSON L. MORRIS
Attorney at Law
Rule144Solution.com

Admitted in Florida and Georgia (inactive)
3116 West North A Street ® Tampa, Florida 33609-1544 ® (813) 874-8854 ® Fax 800-310-1695
e-mail: jackson.morris@rule144solution.com
May 11, 2007
Submitted via EDGAR

Mark P. Shuman
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Opticon Systems, Inc.
Registration Statement on Form 10-SB
SEC File No. 0-52488
Amendment No. 1
Filed May 11, 2007

Dear Mr. Shuman:

Thank you for your comment letter dated April 3, 2007 regarding the above referenced registration statement. This correspondence is submitted concurrently with the filing of Amendment No. 1 to the above referenced registration statement for your assistance in review of the amendment, setting forth verbatim the division's comments on the original registration statement (in blue type) followed by an explanation of how the registrant has addressed each comment (in black type). Also submitted concurrently or subsequently is a copy of Amendment No. 1, marked to compare all changes made to the original filing by the amendment. A separate mark-up of your original letter is not being submitted. Unfortunately, I am unclear how to provide specific page references to changes in the document as file.

General

1. If it is your intention to send the information provided in this filing to the shareholders of Hathaway Corp., please file any explanatory correspondence that is intended to accompany it. If you do not intend to use any such correspondence, please include a detailed discussion of how you intend to use the document.

Response - A draft of the cover letter Hathaway intends to send to the stockholders of Hathaway transmitting the stock certificate is filed as Exhibit 99.C.

2. Please consider including the address for your corporate website as required by Item 101(e)(3) of Regulation S-B.

Response - The address of the registrant's corporate web site has been included on page 2 under Part I, Item 1. Please note that the version Regulation S-B now and previously available on the Commission's web site does not contain a Item 101(e).

3. Please expand the disclosure herein to fully describe the interrelationship among Hathaway Corp, FutureTech Capital LLC, and Opticon. Such disclosure should, at a minimum, address the extent of common control of Hathaway and FutureTech by Mr. Saeed Talari and the fact that he will own personally and will control, through FutureTech over 42% of the common stock of Opticon, giving him what appears to be effective control of Option. Also indicate the percentage ownership of Mr. Talari in Opticon when Opticon acquired the Opticon Network Manager assets from Corning Cable Systems.

Response - The disclosures of the registrant's founding and its acquisition of the Opticon Network Manager software and related assets have been entirely restructured in two separate paragraphs to more clearly identify the relationships between and among the registrant and its founders, FutureTech, Hathaway and Mr. Talari, including their respective percentage of stock ownership at each stage of these corporate transactions. Examination of the registrant's original stock certificates has revealed that, despite earlier interpretation, Mr. Talari was not a founder of the registrant, nor was he directly or indirectly in control of the registrant until after the acquisition of the Opticon Network Manager software and related assets. The negotiation of the acquisition was arm's-length. Please see these changes on page 2 under Part I, Item 1. Please note that Opticon did not acquire the Opticon Network Manager software and related assets from Corning Cable and neither Mr. Talari, FutureTech nor Hathaway had an interest in Opticon when FutureTech acquired the software and assets from Corning Cable or until Opticon acquired the software and assets from FutureTech.

4. In addition, in the first paragraph, please provide a concise description of the exchange of the Opticon stock for Hathaway corporation shares that the founders effectuated on July 29, 2005. Clarify the role that FutureTech Capital played in the exchange transaction. Also, disclose the percentage ownership that the founders of Opticon held collectively prior to the exchange and the percentage of Hathaway shares that they received in exchange for their shares of Opticon.

Response - The exchange of Opticon common stock for a combination of Hathaway common and convertible preferred stock was a simple transaction. Please see Exhibit 99.B. It is submitted that more detailed disclosure related to Hathaway's convertible preferred stock and its subsequent conversion into common stock is not material to the registrant, in the same way that disclosure of the pre reverse split and post reverse split number of shares of the registrant's common stock is not material. Although all corporate entities were under the common control of Mr. Talari at the time of the exchange (which is disclosed), FutureTech did not "play a role" in the exchange independent of Mr. Talari and all of the registrant's other stockholders were in agreement with respect to the exchange.

5. On page 1 and elsewhere, you present share amounts on a pre-split, as well as a post-split basis. To simplify your disclosure, please add a statement that all share amounts have been presented giving retroactive effect to the reverse split of April 4, 2006. Then, revise throughout to present share numbers on a post-split basis uniformly.

Response - The requested change has been made throughout the registration statement.

6. Please disclose, in detail, the proposed spin-off of the Opticon shares by Hathaway itself to its shareholders. Any material agreements that were relate to the proposed spin-off should be filed as exhibits.

Response - The explanation of the proposed dividend distribution (spin-off) has been expanded under Part II, Item 1, on page 18. There are no understandings, arrangements or agreements that relate to the distribution.

7. Please also advise us whether or not you intend to register the spin-off by Hathaway Corp. of Opticon’s shares under the Securities Act of 1933. If you do not intend to register that transaction, please provide a detailed analysis of why you believe registration is not required. In this regard, please see Staff Legal Bulletin no. 4 dated September 16, 1997. Upon receipt of your analysis, we may have further comments.

Response - The registrant does not intend to register the shares of Opticon for distribution to Hathaway's stockholders. Please see the disclosure added under Part II, Item 1 on page18 for a statement of the relevant elements of Staff Legal Bulletin No. 4. The registrant believes that the facts and proposed actions which satisfy these elements are set forth in the amended registration statement in sufficient detail.

8. Please file copies of the agreements transferring ownership of the Network Manager software from Corning Cable Systems, Inc. to FutureTech and thence to Opticon. Please disclose all material terms of these transactions including the prices paid at each step and the dates of each step in the transaction.

Response - Copies of the acquisition agreements (Corning Cable to FutureTech and FutureTech to the registrant) and of the amendment and closing documents (FutureTech to the registrant) have been filed as Exhibits 10.A.01, 10.A.02 and 10.A.03. The "prices" paid have been disclosed in the expanded detail related to these series of transactions beginning with Corning Cable under Part I, Item 1 on page 2.

9. Your filing uses many technical terms that will not be readily understandable by persons who are unfamiliar with your industry. Please expand this discussion, as appropriate, to provide sufficient industry background so that a reader not familiar with the industry or with the company will be able to read and to understand such terms in the filing as “Application Program Interface,” “rules based, objective oriented distributed architecture,” and “a very robust API.”

Response - The technical terms to which you refer are computer software terminology. The registrant believes that and explanation of the software development industry would cause confusion on the part of the reader and that these terms are not necessary to an understanding of the Opticon Network Manager software. Accordingly, the technical terms have been eliminated in favor of more general terminology that describes the Opticon Network Manager software.

10. In the second paragraph, you state that the Opticon Network Manager software is the ‘most widely used fiber optic management system in the industry. In your response letter, provide support for this claim, and supplement the text of your filing to state concisely the basis on which Opticon determined that its software is the most widely used. Clarify whether the license is exclusive. If the license is non-exclusive and the technology is the most widely used because it is part of products provided by other companies, so indicate.

Response - Management believes that the Opticon Network Manager software is still in use at the approximately 150 locations of the approximately sixty licensees from Corning Cable. Management believes that the largest number of installations in the OSS marketplace of any competing system at the time Corning Cable terminated licensing of the R3 system was fifty installations. Information about the nature of Corning Cable's non-exclusive, paid up, perpetual licenses has been expanded.

11. Similarly, you state that the Opticon Network Manager significantly reduces time and expense required to maintain and repair fiber optic cable systems. Provide supplemental support for this claim, and clarify the nature of the technology to which comparison is made.

Response - The basis for the claim of reduction in time and expense is explained in extensive detail in the description of business. Please note that this explanation is not being made based on expected or as yet to be tested performance of the Opticon Network Manager software. This explanation is based on the actual performance of the software in use by the licensees of Corning Cable.

12. Tell us whether Corning Cable terminated support and maintenance for the Opticon Network Manager following the release of new technology by Corning. Explain the circumstances that led Corning discontinue support of the R3 technology, such as whether it elected to exit the business entirely or selected a new technology that it currently markets.

Response - More detail has been added at Part I, Item 1, to clearly state that Corning Cable terminated its network management business. The registrant does not know the circumstance or reason for Corning Cable's decision.

13. We note that you state that the Opticon R3 system is built upon the Oracle relational database and uses MapIndex GIS to display and manipulate data. Tell us whether the use of these systems by Opticon require licensing by their owners. If so, please describe the material terms of the licenses and file copies of the licenses as exhibits.

Response - The use of "built on" has been determined to be inaccurate. The data used by the Opticon Network Manager software is stored in an Oracle data base and it uses MapIndex software to display certain of this data for the user. This, as well as the licensing relationships, has been clarified.

14. Please address how and by whom the media for transmitting the Opticon Network Management systems will be or are expected to be made. If there are any discussions or agreements with outside suppliers, please fully disclose their material terms and file any written agreements, contracts, or other documentation as exhibits.

Response - The registrant plans to use self-produced compact disks to deliver the executable software code to its customers. This information has been added.

15. Provide us with support for a reasonable belief the “the decision to utilize the Opticon Network Manager software will be fast tracked in a way never before seen in the marketplace.” This and other claims regarding future performance of your company and the performance of its proposed products should be supported or revised so that the discussion of the company and its products is factually-based and balanced. For example, provide support that the maintenance costs for systems using your software can be reduced four-fold and can be made comparable to those for copper wire systems. Alternatively, delete these claims. Also, throughout this section, revise the text so that it more clearly is expressed as plans of the company. Currently, much of the text in this section refers to the goods or services you hope to provide in terms that suggest that you have provided the goods or services.

Response - The R3 version of our software product is fully marketable and has been in use since the inception of Corning Cable's licensing. The disclosure of its performance and benefits is not based on expectation - it is based on fact. Disclosure of the additional features of the R4 version has been revised to express them in terms of plans and expectations. The disclosure of "fast track[ing]" has been revised to explain that this is management's expectation based on the information it has developed, as set forth in the paragraph where the statement is made.

16. In your response letter, please provide a list of the countries in which Marketing Solutions International, Inc. and Anritsu Corporation plan to market the Opticon Network Manager systems.

Response - The countries in which MSI and Anritsu are expected to market the Opticon Network Manager software, to the extent known by management, have been added.

17. You refer to an anticipated need for 44 employees by the end of the first year of operation. Provide additional background to put this statement in appropriate context for investors. Describe the events that would need to occur in order for the company to grow from its current level of two full-time employees to a staff of 44 persons. In your response letter tell us why you believe a reference to employee growth of this magnitude is appropriate and represents a reasonably attainable objective.

Response - The circumstances under which and the conditions required for the registrant to increase its personnel to forty-four has been added to the disclosure.

18. Revise the second risk factor, which refers to the marketing of the R4 system, so that the caption and text clearly indicates that the R4 systems is not yet developed and that you expect at least 12 months and a minimum expenditure that you quantify, will be required before your planned software can be developed.

Response - The risk factor has been revised as requested.

19. Please review the “significant accounting policies” section of Management’s Discussion, and limit the information provided therein to matters of actual significance to your company’s financial statements. In many instances the policies you reference relate to financial statement line items that do not appear significant. The information contained in this section should assist investors in understanding the financial statements and the company’s financial position, and should not simply recite text that is already provided in Note 1 of the financial statements.

Response - The disclosure of significant accounting policies has been reviewed and revised as requested.

20. You currently provide a subsection entitled “results of operations”. Please refer to paragraph Item 303 of Regulation S-B and revise to provide the “plan of operations” discussion that is required for your company by paragraph (a) of Item 303. We note that Opticon had no revenues from operations in either of the two most recent fiscal years. It appears that paragraph (b) of Item 303 is inapplicable to your company.

Response - Results of Operations has been replaced by a Plan of Operations.

21. Provide a meaningful discussion of your capital needs and sources of capital, in quantitative terms. Stating that you expect your liquidity needs will “increase significantly as a result of your operating activities” does not convey the amount of your anticipated needs, why and the extent to which those needs are changing, or the circumstances that might cause your anticipated needs to vary. Please expand.

Response - The disclosure of capital needs and sources has been expanded as requested.

22. Fully disclose here, or in a suitable portion of the “Description of Business” section, the terms of the transactions with Abacus Capital, LLC and with Bentley Securities Corporation as disclosed in Note 13 to your financial statements. Disclose any affiliation that Opticon or any of its related companies may have with either of these concerns. Further, file any written agreements or contracts as exhibits.

Response - Both contracts have been terminated for failure of the other party to perform and have no ongoing materiality to the registrant, apart from the warrants issued to Bentley Securities. Notwithstanding, the agreements have been filed as Exhibits 10.F.01 and 10.F.02 and have been summarized in the body of the registration statement, as requested. There is no affiliation, direct or indirect between either of these parties and the registrant, Hathaway, Mr. Talari or any other of their affiliates.

23. Provide us with a copy of the valuation report of Valuation Research Corporation. Also describe the events that led to the preparation of the report. If the amended Form 10-SB retains a reference to this valuation report, ensure that you provide a materially complete and concise summery of the valuation report. Disclose the assumptions, limitations and conditions used in preparing the valuation report. Please explain the relevance of this valuation report to investors in Opticon. In particular, unless the technology that Valuation Research Corporation evaluated is the exclusive property of Opticon, the relevance and significance of the report to investors in Opticon is unclear.

Response - The valuation firm was unwilling to consent to reference to their report or to filing the report as an exhibit. All reference to the valuation report has been removed.

24. Please include disclosure of the natural person or persons who exercise control over the sole or shared voting or dispositive power over the Opticon shares held of record by Hathaway Corp. Please furnish the staff with a supplemental list of all holders of 5% or more of the shares of Hathaway.

Response - Mr. Talari's legal and beneficial ownership of the registrant's common stock has been disclosed in Part I, Item 1 and in Part I, Item 4.

25. You present “before distribution” and “after distribution columns” in the table of this section. Please expand the text to explain the distribution to which the columns refer. Additionally, the text refers to stock ownership “before and after the sale of all the common stock offered by this prospectus”. However, the filing does not contain a prospectus. Revise as appropriate and specify the date as of which the ownership information in the table is provided.

Response - The disclosure introducing the stock ownership table has been revised to explain the "before" and "after" columns. Reference to "prospectus" was an artifact from an earlier SB-2 draft and has been removed. The introduction states that the date of the information is the date of the registration statement.

26. Please see Instruction 4(a) to Item 403 of Regulation S-B. Since Mr. Talari is the sole owner of FutureTech, you must consolidate the share holdings of FutureTech with his personal holdings in Opticon’s shares. It appears that he controls 14,298,500 shares of Opticon’s outstanding shares.

Response - Mr. Talari's stock ownership personally and through his ownership of FutureTech has been consolidated in the table and explained by appropriate footnotes.

27. Revise this section so that it conforms to the requirements of Item 402 of Regulation S-B. Note that the table specified in paragraph (b) of Item 402 should be used in the format specified, except you may omit columns that are not applicable. Column headers should not be revised. You may use footnotes to explain information provided in the table. In preparing this section, note that executive compensation usually only is required for the most recently completed fiscal year, ended June 30, 2006.

Response - The table has been conformed to the requirements of Item 402 of Regulation S-B, with inapplicable columns omitted.

28. Please include herein a complete disclosure of the material terms of the employment contracts with Messrs. Batton and Wright. See Item 402 of Regulation S-B.

Response - The material terms of Messrs. Batton and Wright's employment agreements, as well as Mr. Talari's, have been restated, as also presented in the notes to financial statements.

29. Please see our prior comments regarding the interrelationship among Hathaway, FutureTech, and Opticon. Any transactions by and among these companies and with any of their principals should be fully disclosed and discussed. Please address how they would compare to similar unrelated third party transactions. Please also disclose what, if any, policy Opticon has regarding future such transactions.

Response - With clarification of the fact that Mr. Talari was not directly or indirectly in control of the registrant at the time the acquisition of the Opticon Network Manager software and related assets was negotiated, the disclosures of the related party transactions have been expanded to include the stock exchange between the registrant's then stockholders and Hathaway and express the registrant's view as to whether its then stockholders could have obtained a more favorable outcome with a non-affiliate. The fact that the registrant does not intend to engage in future related-party transactions has been disclosed.

30. Please advise whether there are any written agreements documenting the loan by Mr. Talari of $172,498 to Opticon. If so, please file any such documents as exhibits.

Response - The disclosure has been modified to indicate that the line of credit is written and the agreement has been filed as Exhibit 10.F.03.

31. Provide information responsive to paragraphs (b) and (d) of Item 201 of Regulation S-B. The information concerning shareholders of record should be provided as of the most recent date practicable, not on a prospective basis.

Response - The number of our current stockholders at the current date (1-Hathaway) has been added. The information about the registrant's equity compensation plan has been restated in the form of the table set for the Item 201(d) of Regulation S-B.

The requested representation letter by management is submitted supplementally as correspondence.

Thank you for your review of this Amendment No. 1 and any comments you may have.

Very truly yours,

/s/ Jackson L. Morris

Jackson L. Morris